UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 29, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisitions

Ruskin Reserve Controlled Subsidiary – Ruskin Reserve Property - Ruskin, FL

On December 29, 2021, we acquired ownership of a “majority-owned subsidiary,” FR - Ruskin Reserve, LLC (the “Ruskin Reserve Controlled Subsidiary”), for a purchase price of approximately $258,000, which is the initial stated value of our equity interest in a new investment round in the Ruskin Reserve Controlled Subsidiary (the “Ruskin Reserve Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Ruskin Reserve Controlled Subsidiary for a purchase price of approximately $2,322,000 (the “Ruskin Reserve Interval Fund Investment” and, together with the Ruskin Reserve Growth VII eREIT Investment, the “Ruskin Reserve Investment”). The Ruskin Reserve Controlled Subsidiary used the proceeds of the Ruskin Reserve Investment to acquire ten (10) detached single family homes in the planned Ruskin Reserve subdivision generally located at 9th St SE & Ribbon Grass Loop in Ruskin, FL (the “Ruskin Reserve Property”). We anticipate the Ruskin Reserve Controlled Subsidiary, or one of our affiliates, will purchase up to ninety-four (94) single family homes in the Ruskin Reserve Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Ruskin Reserve Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Ruskin Reserve Investment and initial tranche of the ten (10) single family home occurred concurrently.

The Ruskin Reserve Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Ruskin Reserve Investment, we have authority to manage the Ruskin Reserve Property through the Ruskin Reserve Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Ruskin Reserve Investment, paid directly by the Ruskin Reserve Controlled Subsidiary.

The total purchase price for the ninety-four (94) single family homes that will make up the Ruskin Reserve Property is anticipated to be approximately $22,350,000, an average of approximately $238,000 per home. The Ruskin Reserve Property will be operated within a typical for-sale housing community. The home builder is expected to deliver approximately ten homes per month with full delivery of the ninety-four (94) by September 2022.

The Ruskin Reserve Property will all have a mix of floor plans ranging from 1,200 square foot, 3 bedroom 2 baths to 2,700 square foot, 5 bedroom 3.5 baths. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Ruskin Reserve Property.

The following table contains underwriting assumptions for the Ruskin Reserve Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Ruskin Reserve Property	6.50%	3.38%	3.23%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Home Rent 2 Controlled Subsidiary – The Valley Property - Elgin, SC

On December 29, 2021, we made an additional investment in a “majority-owned subsidiary” owned by us, Home Rent 2, LLC (the “Home Rent 2 Controlled Subsidiary”), of approximately $71,000, which is the initial stated value of our equity interest in a new investment round for the Home Rent 2 Controlled Subsidiary (the “The Valley Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the Home Rent 2 Controlled Subsidiary for a purchase price of approximately $643,000 (the “The Valley Interval Fund Investment” and, together with the The Valley Growth VII eREIT Investment, the “The Valley Investment”). The Home Rent 2 Controlled Subsidiary used the proceeds of the The Valley Investment to acquire three (3) detached single family homes in the planned The Valley subdivision generally located off of Two Notch Road in Elgin, SC (the “The Valley Property”). We anticipate the Home Rent 2 Controlled Subsidiary, or one of our affiliates, will purchase up to ten (10) homes in The Valley Property from the home builder as construction progresses and certificates of occupancy are secured. The initial The Valley Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial The Valley Investment and initial tranche of the three (3) single family home occurred concurrently.

The Home Rent 2 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing all Home Rent 2 Controlled Subsidiary investments, we have authority to manage the The Valley Property through the Home Rent 2 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of The Valley Investment, paid directly by the Home Rent 2 Controlled Subsidiary.

The total purchase price for the ten (10) single family homes that will make up the The Valley Property is anticipated to be approximately $2,519,000, an average of approximately $252,900 per home. The Valley Property will be operated within a typical for-sale housing community. The home builder is expected to deliver the remaining seven (7) homes in January 2022.

The Valley Property will all have a mix of floor plans ranging from 1,300 square foot, 3 bedroom 2 baths to 1,850 square foot, 3 bedroom 2 baths. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the The Valley Property.

The following table contains underwriting assumptions for The Valley Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
The Valley Property	6.50%	3.30%	3.02%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 5, 2022